Exhibit 10.2

November 1, 2016

David E. Jarzynka

Dear David:

In light of your continued performance in the senior executive role as Senior Vice President and General Manager, Brooks Semiconductor Solutions Group, Brooks has agreed to provide you with eligibility for salary continuation in the event there is a termination of your employment as set forth below in this letter.

1.
If Brooks terminates your employment without “cause” (as defined in Brooks’ equity grant documents), or you terminate your employment for “good reason” (as defined below), you will be eligible for salary continuation payments at your then current base salary for a period of six (6) months from your termination date. If you have not secured employment following the initial six (6) months of salary continuation, Brooks will continue your salary on a bi-weekly basis for up to six (6) additional months while you are not employed. In addition, you will continue to be covered under the Company’s medical, dental and vision plans at the same contribution level as current active employees. In exchange, you agree to sign the Company’s customary Separation Agreement and Waiver of Claims. For the sake of clarity, the salary continuation benefits described above shall not apply to any termination of employment that triggers a payment to you under the Change in Control Agreement dated as of November 8, 2016 between you and the Company.

2.
For purposes hereof, “good reason” shall mean, without your express written consent, the occurrence of any of the following: (i) a material breach by the Company of any agreement that exists between you and the Company; (ii) a diminution of your responsibilities and authority resulting in responsibilities and authority in material respects inconsistent with the responsibilities and authority of the role of Senior Vice President and General Manager, Brooks Semiconductor Solutions Group of the Company; (iii) a reduction of your base salary or of any material employee benefit enjoyed by you unless all senior executives of the Company suffer a substantially similar reduction; or (iv) a relocation of your office to a location more than 60 miles from the Company’s headquarters in Chelmsford, Massachusetts.”

Please acknowledge your agreement with the terms of this letter by signing and returning a copy hereof.
Sincerely yours,

/s/ William T. Montone

William T. Montone
Senior Vice President, Human Resources

ACKNOWLEDGED:

/s/ David E. Jarzynka

David E. Jarzynka

Brooks Automation, Inc., 15 Elizabeth Drive, Chelmsford, MA 01824